United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Prime Retail Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

741157105
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd, Suite 200
Beachwood, OH 44122-5525   (216) 595-1047
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 20, 2000
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).















1    	Name of Reporting Person	Howard Amster

2	If a member of a group	a)  / /
					b) /X/

3	SEC Use only


4	Source of Funds		PF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization			USA


Number of Shares		7	Sole Voting			1,356,248.459
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		    87,476.55

		    		9	Sole Dispositive		1,356,248.459


				10	Shared Dispositive	    87,476.55

11	Aggregate Amount Beneficially owned			1,538,928.309

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)  	3.53 %

14	Type of Reporting Person					IN























1	Name of Reporting Person	Amster Limited Partnership

2	If a member of a group	a)  / /
					b) /X/

3	SEC Use only

4	Source of Funds								OO

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization				USA


Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting			12,267.55


				9	Sole Dispositive


				10	Shared Dispositive    		12,267.55


11	Aggregate Amount Beneficially owned				12,267.55


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11)		0.03%


14	Type of Reporting Person						PN





















1	Name of Reporting Person	Amster Trading Company
			---------

2	If a member of a group	a)  / /
					b) /X/


3	SEC Use only


4	Source of Funds							WC


5	Check if Disclosure of Legal Proceedings is Required


6	Citizen or Place of Organization				USA


Number of Shares			7	Sole Voting
Beneficially Owned
By Each Reporting
Person With				8	Shared Voting		 126,523


					9	Sole Dispositive


					10    Shared Dispositive	 126,523


11	Aggregate Amount Beneficially owned			           	0


12	Check if Aggregate Amount (11) Excludes Certain shares


13	Percent of Class Represented by amount in row (11)		0 %


14	Type of Reporting Person						CO
















1	Name of Reporting Person	Estate of Sonia K. Amster


2	If a member of a group	a) / /
					b) /X/


3	SEC Use only

4	Source of Funds		PF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA


Number of Shares
Beneficially Owned 	7	Sole Voting
By Each Reporting
Person With
				8	Shared Voting		8,000


		  		9	Sole Dispositive


				10	Shared Dispositive   	8,000


11	Aggregate Amount Beneficially owned		   	8,000


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class represented by amount in row (11)  	0.018 %


14	Type of Reporting Person				IN















1	Name of Reporting Person	Tamra F. Gould


2	If a member of a group	a)  / /
					b) /X/


3	SEC Use only


4	Source of Funds		PF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA


Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		23,636.912


				9    	 Sole Dispositive


				10	Shared Dispositive	23,636.912


11	Aggregate Amount Beneficially owned			23,636.912


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class represented by amount in row (11)	0.054 %


14	Type of Reporting Person					IN

















1	Name of Reporting Person	Gould Trading Company


2	If a member of a group	a) 	 / /
					b)	/X/


3	SEC Use only


4	Source of Funds		WC


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA


Number of shares			7	Sole Voting
Beneficially Owned
By Each Reporting
Person With				8	Shared Voting		23,636.912

					9	Sole Dispositive


					10    Shared Dispositive	23,636.912


11	Aggregate Amount Beneficially owned				23,636.912


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11)	0.054 %


14	Type of Reporting Person					CO
















1	Name of Reporting Person	Howard Amster/Tamra F. Gould
						Charitable Remainder Unitrust


2	If a member of a group	a)  / /
					b) /X/

3	SEC Use only


4	Source of Funds		AF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA


Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		109,035


				9	Sole Dispositive


				10	Shared Dispositive	109,035


11	Aggregate Amount Beneficially owned			109,035


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11)  0.25%


14	Type of Reporting Person				    OO

















1	Name of Reporting Person	Amster Trading Company
						Charitable Remainder Unitrust


2	If a member of a group	a) 	 / /
					b)	/X/


3	SEC Use only


4	Source of Funds		AF


5	Check if disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA


Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting 			126,523


    			9	Sole Dispositive


				10	Shared Dispositive		126,523


11	Aggregate Amount Beneficially owned				126,523


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11)	  0.3 %


14	Type of Reporting Person				        OO















1	Name of Reporting Person	Pleasant Lake Apts Corp

2	If a member of a group	a) 	 / /
					b)	/X/


3	SEC Use only


4	Source of Funds		WO


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA


Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		710.354


				9	Sole Dispositive


				10	Shared Dispositive	710.354


11	Aggregate Amount Beneficially owned			710.354


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11)	0.000%


14	Type of Reporting Person					CO
















1	Name of Reporting Person	Pleasant Lake Apts
						Limited Partnership


2	If a member of a group	a)  / /
					b)  /X/


3	SEC Use only


4	Source of Funds		OO


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA


Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		17,984


597:    			9	Sole Dispositive


				10	Shared Dispositive	17,984


11	Aggregate Amount Beneficially owned			17,984


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11)  0.041 %


14	Type of Reporting Person				    PN

















1	Name of Reporting Person	Ramat Securities Ltd


2	If a member of a group		a) 	 / /
  				 		b)	/X/


3	SEC Use only


4	Source of Funds					WC


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization	USA


Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting		152,428.3


9	Sole Dispositive


				10	Shared Dispositive	152,428.3


11	Aggregate Amount Beneficially owned			152,428.3


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11)	.34 %


14	Type of Reporting Person					BD















1	Name of Reporting Person		William Costaras


2	If a member of a group		a)  	/ /
						b)	/ /


3	SEC Use only


4	Source of Funds			PF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization	    USA


Number of shares		7	Sole Voting			 11,000
Beneficially Owned
By Each Reporting
Person With			8	Shared Voting	      175,748


				9	Sole Dispositive  	 11,000


				10 	Shared Dispositive	175,748


11   Aggregate Amount Beneficially owned			186,748


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11)	0.43 %


14	Type of Reporting Person					IN
















There are no changes to the Schedule 13D, as amended except as follows:

Item 1		Security and Issuer

Prime Retail Inc. common stock $.01 par value per share (CUSIP 741570105) and Prime Retail 8.5% Series B Cumulative Participating Convertible Preferred $.01 par value (CUSIP 741570303) shares if converted into common stock.

This Schedule 13D amendment #1 is being filed because of the group members' common and convertible shares.
All share amounts in this amendment assume convertible preferred shares were converted to common stock. (which has not and may not ever occur)

Prime Retail, Inc.	100 East Pratt Street, 19th Floor
			Baltimore, Maryland  21202		(410) 234-0782


Item 4		Purpose of Transaction

Howard Amster, Amster Limited Partnership, Amster Trading Company,
Estate of Sonia K. Amster, Gould Trading Company, Howard Amster &
Tamra F. Gould Charitable Remainder Unitrust, Amster Trading Company Charitable Remainder Unitrust, Pleasant Lake Apts Corp, Pleasant Lake Apts Limited Partnership and Ramat Securities Ltd acquired their shares for purposes of investment. William N. Costaras, individually, disclaims being part of any group.

Howard Amster, Amster Trading Company,and Howard Amster & Tamra F. Gould Charitable Remainder Unitrust sold shares to adjust their investment positions.

a) Howard Amster, Amster Limited Partnership, Amster Trading Company, Estate of Sonia K. Amster, Gould Trading Company, Howard Amster & Tamra F. Gould Charitable Remainder Unitrust, Amster Trading Company Charitable Remainder Unitrust, Pleasant Lake Apts Corp, Pleasant Lake Apts Limited Partnership and Ramat Securities Ltd might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances.


Item 5.	Interest in Securities of the Issuer

The filing of this Schedule 13D Amendment #1 is to show the result of common shares that would be held if all the 8.5% Series B Cumulative Participating
Convertible Preferred $.01 par value shares owned were converted to common shares and added to common shares that are owned. Each share of Prime Retail 8.5%
Series B Cumulative Participating Convertible Preferred converts to
1.1962 shares of Prime Retail common shares.




If the convertible preferred were converted to common shares and added to common shares owned:

(a)(b) The aggregate amount owned by the Reporting Persons is 1,746,313.221 shares or 4.007 % of the outstanding shares.

Howard Amster in his own name and individual retirement accounts owns 1,355,538.105 shares or 3.111 % of the outstanding shares.

Amster Limited Partnership owns 12,267.55 shares or .03 % of the outstanding shares.

Amster Trading Company owns 0 shares or 0 % of the outstanding shares.

Estate of Sonia K. Amster owns 8,000 shares or 0.018 % of the outstanding shares.

Gould Trading Company owns 23,636.912 shares or 0.054% of the outstanding shares.

Howard Amster & Tamra F. Gould Charitable Remainder Unitrust owns
49,225 shares or 0.113 % of the outstanding shares. William N. Costaras is the sole trustee of the Howard Amster & Tamra F. Gould Charitable Remainder Unitrust but disclaims beneficial ownership of those shares. William N. Costaras owns 11,000 shares or 0.025% of the outstanding shares.

Amster Trading Company Charitable Remainder Unitrust owns 126,523 shares or 0.3 % of the outstanding shares. William N. Costaras is the sole trustee of the Amster Trading Company Charitable Remainder Unitrust but disclaims beneficial ownership of those shares. William N. Costaras owns 11,000 shares or 0.025% of the outstanding shares.

Pleasant Lake Apts Corp owns 710.354 shares or 0.000% of the outstanding shares.

Pleasant Lake Apts Limited Partnership 17,984 shares or 0.041 % of the outstanding shares.

Ramat Securities Ltd owns 152,428.3 shares or .34% of the outstanding shares.

The above excludes 11,000 shares owned by William N. Costaras.


c) Description of Transactions

			Convertible Preferred Shares

											Executing
Identity			Date		Shares Price	Sold		Broker
Howard Amster &		9/20/00	94680	2.9375	NYSE		Bear Stearns
his individual		9/20/00    155620	3.125		NYSE		Bear Stearns
retirement
accounts


Amster Trading Co		9/20/00	69700	2.9375	NYSE		Bear Stearns

Howard Amser &		9/20/00	35620	2.9375	NYSE		Bear Stearns
Tamra F. Gould		9/20/00	14380	3.125		NYSE		Bear Stearns
Charitable Remainder
Unitrust


e)	Howard Amster, Amster Limited Partnership, Amster Trading Company,
Estate of Sonia K. Amster, Gould Trading Company, Howard Amster &
Tamra F. Gould Charitable Remainder Unitrust, Amster Trading Company Charitable Remainder Unitrust, Pleasant Lake Apts Corp, Pleasant Lake
Apts Limited Partnership and Ramat Securities Ltd cease to be beneficial owners of more than 5 % of Prime Retail Inc. common stock on September 20, 2000.


Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.


Date 9/25/00


Howard Amster	Amster Limited Partnership	Amster Trading Company



Estate of Sonia K. Amster	Tamra F. Gould	Gould Trading Company




by  William Costaras, trustee			by William Costaras, trustee
Howard Amster & Tamra F. Gould		Amster Trading Company
Charitable Remainder Unitrust			Charitable Remainder Unitrust



Pleasant Lake Apt Corp			Pleasant Lake Apts
						Limited Partnership



Ramat Securities Ltd